EXHIBIT 99.1

Valour Inc. Launches Sky (SKY) ETP on Spotlight Stock Market, Reaching 100 Listed ETPs

  100th ETP listed: Valour Sky (SKY) SEK ETP (ISIN CH1108681516) is now live on Sweden's Spotlight Stock Market, marking Valour's one hundredth exchange-traded product across Europe.
  What SKY is: SKY is the governance token of the Sky ecosystem, successor to MakerDAO, used to vote on parameters and roadmap decisions for its stablecoin and collateralized lending infrastructure. The ETP gives investors regulated access to a blue-chip DeFi governance asset.
  Milestone and leadership: With this listing, Valour achieves its year-end goal of one hundred ETPs and maintains the largest selection of digital asset ETPs globally across major venues, including Spotlight, Börse Frankfurt, SIX Swiss Exchange, London Stock Exchange, and Euronext.

TORONTO, Oct. 22, 2025 /CNW/ - DeFi Technologies (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), is pleased  to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, "Valour"), a leading issuer of exchange traded products ("ETPs") has listed its 100th exchange traded product on Sweden's Spotlight Stock Market:

  Valour Sky (SKY) SEK ETP — ISIN: CH1108681516

About SKY

SKY is the governance token of the Sky ecosystem (successor to MakerDAO), used to participate in protocol governance across the platform's stablecoin and collateralized lending infrastructure. Holders help steer key parameters and roadmap decisions for the ecosystem, which focuses on resilient, over-collateralized stablecoin mechanics and real-world asset integrations within decentralized finance.

With the listing of Valour Sky (SKY) SEK ETP, Valour reaches 100 listed ETPs across European exchanges, bolstering its position as the issuer with the largest selection of digital-asset ETPs globally.

100 ETP Milestone Achieved

Valour has met its year-end goal of 100 listed ETPs with today's listing. Valour continues to offer the largest selection of digital asset ETPs globally, across major European venues, including Spotlight Stock Market (Sweden), Börse Frankfurt (Germany), SIX Swiss Exchange (Switzerland), London Stock Exchange (England) and Euronext (Paris and Amsterdam). The lineup spans Layer 1 and Layer 2 networks, modular data availability, tokenization infrastructure, gaming and creator ecosystems, and community tokens enabling diversified exposure within regulated market rails.

Elaine Buehler, Head of Products at Valour, commented:
 "Valour Sky (SKY), being our 100th product, says a lot about where finance is headed. We're turning DeFi's most powerful ideas into something anyone can hold in their portfolio: regulated, intuitive, and ready for scale. SKY is part of a new financial network that cuts across borders and legacy systems. This is what the next era of investing looks like."

Johanna Belitz, Head of Nordics at Valour, added:
 "Reaching 100 products with SKY underscores our commitment to breadth and quality in the Nordics. We continue to meet local demand for transparent, exchange-traded crypto exposure by bringing leading networks and governance assets to familiar, regulated rails."

Olivier Roussy Newton, Chief Executive Officer of DeFi Technologies, said:
"Reaching our 100 ETP target is more than a number. It validates the discipline of our product engine, the trust we have earned with investors, and our commitment to delivering regulated access to digital assets at scale. With 100 ETPs and the largest selection globally, we are entering the next phase of growth where breadth, quality, and liquidity work together to make crypto exposure simple for everyone."

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over sixty-five of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit  valour.com.

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the the listing of Valour Sky (SKY); the development of the Sky protocol; development of additional ETPs and the number of ETPs anticipated by end of 2025; investor confidence in Valour's ETPs;   investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour ETPs by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 22-OCT-25